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                                                                      Exhibit 25


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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CRANDON CAPITAL PARTNERS,
a Florida Partnership,
Individually
And On Behalf of All Others
Similarly Situated,
                                                 C. A. No. 15019
                        Plaintiff,

          - against -
                                                 CLASS ACTION COMPLAINT
JOSEPH J. RUVANE, JR., JOHN J.
SCHWARTZ, HAROLD EDGAR, STEPHEN
GUTTMANN, PAUL HERRLING, EDGAR
FULLAGAR, FRED J. MEYER, ULRICH
OPPIKOFER, EDGAR H. SCHOLLMAIER,
DANIEL L. VASELLA, IRVING L.
WEISSMAN, SANDOZ LTD.,
And SYSTEMIX, INC.,

                        Defendants.
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      Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

      1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of SyStemix, Inc. ("SyStemix" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks injunctive relief herein, inter alia, to enjoin the implementation of a transaction whereby Sandoz Ltd. ("Sandoz") proposes to buy all of the outstanding common stock of SyStemix which it does not already own, in order to obtain l00% ownership of the Company. Alternatively, in the event that the proposed transaction is consummated, plaintiff seeks to recover
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damages caused by the breach of fiduciary duties owed by defendants to the
Class.

                                     Parties

      2. Plaintiff is and, at all relevant times, has been the owner of shares of SyStemix common stock.

      3. SyStemix is a corporation duly organized and existing under the laws of the State of Delaware. SyStemix is engaged in the development of cellular and gene therapies for treatment of bone marrow, blood, and immune system diseases. SyStemix maintains its principal executive offices at 3155 Porter Drive, Palo Alto, California. SyStemix has approximately 14.5 million shares of common stock outstanding and hundreds of stockholders of record. SyStemix stock trades on the NASDAQ National Market System.

      4. Sandoz is a Swiss pharmaceutical corporation with its principal offices located a Lichtstrasse 35, Basle, Switzerland. Though subsidiaries, Sandoz presently owns or controls 73% of SyStemix's outstanding stock.

      5. Defendant Joseph J. Ruvane, Jr. ("Ruvane") is and, at all times material hereto, has been the Chairman of the Board of SyStemix.

      6. Defendant John J. Schwartz ("Schwartz") is and, at all times material hereto, has been the President, Chief Executive Officer and a director of SyStemix.

      7. Defendants Harold Edgar, Stephen Guttmann, Paul


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Herrling, Edgar Fullagar, Fred J. Meyer, Ulrich Oppikofer, Edgar H. Schollmaier,
Daniel L. Vasella, and Irving L. Weissman are directors of SyStemix.

      8. The defendants named in paragraphs 5 through 7 are hereinafter referred to as the "Individual Defendants."

      9. Because of their positions as officers/directors, defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

      10. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

      11. Plaintiff brings this case in his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders) who are or will be threatened with injury arising from defendants' actions as is described more fully below.

      12. This action is properly maintainable as a class


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action.

      13. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 14.5 million shares of common stock. There are hundreds of record and beneficial stockholders.

      14. There are questions of law and fact common to the Class including, inter alia, whether:

            a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

            b. plaintiff and the other members of the Class irreparably damaged by the wrongs complained of herein.

      15. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

      16. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their


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interests.

      17. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

      18. On May 28, 1996, the Dow Jones News Wire reported that SyStemix had received an offer from Sandoz to acquire all of the outstanding stock of SyStemix that Sandoz did not already own and which was publicly held for $17.00 per share. As of the date of this offer, Sandoz indirectly owned 73% of the Company's stock.

      19. Six of the eleven member SyStemix board are representatives of Sandoz and the offer must be approved only by a majority of three purportedly independent board members. Pursuant to the terms of an earlier standstill agreement, the offer is not required to be presented to the public shareholders for approval.

      20. Sandoz, which acquired a 60%. interest in SyStemix in February 1992 when it paid approximately $65 per share of the SyStemix stock, now seeks to take advantage of the projected gains from expected FDA approval of a gene-altered HIV treatment. Sandoz is attempting to squeeze out SyStemix's public shareholders at a price which is wholly inadequate in light of the expected gains by the Company.

      21. The proposed transaction is grossly unfair,


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inadequate, and provides consideration to SyStemix's public stockholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of SyStemix is materially greater than the consideration contemplated by the proposed offer price, taking into account SyStemix's new gene therapy treatment.

      22. The proposed transaction is wrongful, unfair and harmful to SyStemix public stockholders, and will deny Class members their right to share proportionately in the true value of SyStemix's valuable assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of the majority owner of the Company's stock.

      23. The terms of the proposed transaction are not the result of arm's-length negotiations, but were fixed arbitrarily by Sandoz as part of its unlawful plan and scheme to permit Sandoz to obtain total control over SyStemix at the lowest possible price.

      24. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment, and have acted and are acting to the detriment of the Class.

      25. As a result of defendants' action, plaintiff and the Class have been and will be damaged by defendants' breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of SyStemix's assets and businesses.

      26. Unless enjoined by this Court, defendants will


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continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in Sandoz's plan to exclude plaintiff and the Class from the fair proportionate share of SyStemix's valuable assets and businesses, all to the irreparable harm of the Class.

      27. Plaintiff and the Class have no adequate remedy of law.

      WHEREFORE, plaintiff prays for judgment and relief as follows:

            a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

            b. declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

            c. preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

            d. in the event the transaction is consummated, rescinding it and setting it aside;

            e. awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

            f. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel


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and experts' fees and expenses; and

            g. granting such other and further relief as may be just and proper.

Dated: May 28, 1996


                                   Respectfully submitted,

                                   ROSENTHAL MONHAIT GROSS
                                    & GODDESS, P.A.

                                   By: /s/ J. A. Rosenthal
                                      ----------------------------
                                      Joseph A. Rosenthal, Esq.
                                      1401 Mellon Bank Center
                                      919 Market Street
                                      Wilmington, Delaware 19899
                                      (302) 656-4433
                                      Attorneys for Plaintiff

OF COUNSEL:

WECHSLER HARWOOD
 HALEBIAN & FEFFER LLP
805 Third Avenue
New York, New York 10022
(212) 935-7400


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